Exhibit 99.1

Notice of our 2020 annual meeting of shareholders

You are invited to our 2020 annual meeting:

When

Thursday, April 30, 2020

9:30 a.m. CST

Where

Cameco Corporation

2121 – 11th Street West

Saskatoon, Saskatchewan

We will webcast the meeting on our website at cameco.com.

Your vote is important

If you held Cameco common shares on March 9, 2020, you are entitled to receive notice of and to vote at this meeting.

You can vote in person at the meeting or by proxy.

See pages 5 through 10 of the attached management proxy circular for information about what the meeting will cover, who can vote and how to vote.

By order of the board of directors,

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

March 31, 2020

FOR MORE INFORMATION

Read about the business of the meeting beginning on page 5 of the attached management proxy circular.
The deadline for submitting a shareholder proposal for our 2021 annual meeting is January 4, 2021 and we require advance notice for nominating directors.
Access our 2019 annual report and other documents and information online:
• cameco.com
• sedar.com (SEDAR)
• sec.gov/edgar.shtml (EDGAR)
See pages 37 and 40 for more information.

COMMON SHARES OUTSTANDING

395,797,732	December 31, 2019
395,797,732	March 10, 2020

AST Trust Company (Canada) is our transfer agent and registrar for Canada. American Stock Transfer & Trust Company LLC is our transfer agent and registrar for the US.